GHOST FLOWER Self Healing, Woven In



GHOST FLOWER

DISCLOSURE

The following presentation is being provided on a confidential basis to sophisticated investors for informational and discussion purposes only. This document does not constitute an offer to sell or a solicitation of an offer to purchase securities of Ghost Flower, Inc. (the "Company").

The information contained herein should be treated in a confidential manner and may not be reproduced or used in whole or in part for any other purpose. Each person accepting this presentation thereby agrees to return it promptly upon request.

Certain information contained herein has been obtained by the Company from third parties. While the Company believes such sources are reliable, the Company cannot guarantee the accuracy of any such information and assumes no responsibility for such information and the Company has not undertaken any independent review of such information.

Nothing set forth herein is or shall be deemed to be investment advice or the offer of investment advice to any recipient thereof. You should consult your own attorney, business advisor and tax advisor as to legal, business or tax advice. Unless specified, any views reflected herein are those of the Company and are subject to change without notice. The Company is not under any obligation to update or keep current the information contained herein.

The information provided herein is based on matters as they exist as of the date of preparation and not as of any future date, and will not be updated or otherwise revised to reflect information that subsequently becomes available, or circumstances existing or changes occurring after the date hereof.

Certain information contained herein and in other written or oral statements made by the Company constitutes "forward-looking statements," which can be identified by the use of forward-looking terminology such as "may," "will," "should," "expect," "anticipate," "project," "estimate," "intend," "continue," "target," "believe," the negatives thereof, other variations thereon or comparable terminology. Actual events or results or the actual performance of the Company may differ materially from those reflected or contemplated in such forward-looking statements.


EXPLORE THE SCIENCE BEHIND THE CLOTHES
Western science is only now beginning to understand what Eastern medicine has known for centuries: That your body is a powerhouse.
Read below to explore the science woven into our clothes.

Mission

Create quality fashionable activewear that empowers women to access their innate energy network for self-healing, vitality and longevity



Strategy

- Four Lines of Business:
  - Activewear
  - Curated Health Products
  - Ghost Flower Practice, Video, and Educational Offerings
  - Wellness Center & Spa
- Omni Channel Approach
  - Online
  - Wholesale
  - Pop-Ups
  - Ghost Flower Wellness Center
- 2020 Strategy: Expand our reach by investing in Digital Marketing
- Build a $5MM Revenue Company in 5 years

GHOST FLOWER


Premium fabrics


Seams/designs follow acupuncture channels


Logos highlight acupressure points


Practice, classes linked to designs


All made in USA

Our Difference:
Integrating Health & Wellness into Fashion

MEET OUR CHIEF SCIENTIST



Dr Daniel Keown M.B. Ch.B., Lic. Ac.
The Spark in th
Machine
How the Science of Acupuncture
Explains the Mysteries of Western Medicine

Dr. Daniel Keown

“A brand built on deep, proven knowledge about the body's energy network.”







BRACHIO-RADIALIS
EXTENSOR DIGITORUM COMMUNIS
EXTENSOR CARPI ULNARIS

Backed by Science
Where East meets West


Water
I FEEL:
Revitalized
Composed
Determined
Unstoppable
MANTRA:
In stillness and reflection, I find clarity


Wood
I FEEL:
Confident
Organized
Decisive
Courageous
MANTRA:
Good plans unburden the mind


Fire
I FEEL:
Radiant
Passionate
Charismatic
Joyful
MANTRA:
I radiate warmth and joy


Earth
I FEEL:
Balanced
Peaceful
Grounded
Satisfied
MANTRA:
I have everything I need


Metal
I FEEL:
Inspired
Elevated
Refined
Accomplished
MANTRA:
Aspire to a higher self

Aspirational Designs

Inspired by the transformative energies of the Five Chinese Elements

GHOST FLOWER

Giving Customers Choice

- Seamless fabric:
  - Comfort fit; accommodates larger sizes
  - Just in time manufacturing
  - Lower costs, value pricing
- Premium Italian fabric:
  - High performance technical fabric
  - 4-way compression creates slimming silhouette, while feeling invisible
- Space dye fabric:
  - Soft and luxurious, yet provides support for vigorous workouts

GHOST FLOWER









Our Path to Sustainability:

- Introducing Seamless
  - No Material Waste
  - No Raw Material Shipping (Reduction in Carbon Footprint)
- Transitioning to organic, recyclable fabrics
- Introducing New, Recyclable Packaging
- Spring/Summer Collection: Recyclable polybags, tags, trim



Press


//EAT FOR OPTIMAL PERFORMANCE//
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TRAIN SMART. EAT RIGHT. BE STRONG.
LIFT HEAVY, GET LEAN
Steal these strong-woman strategies
WEIGHT SET POINT
What You Need to Know
5 No-Cook Summer Recipes
CHOOSE YOUR COACH, CHANGE YOUR LIFE!
OC4 Coach Karina Smirnoff
QUICK BOSU BURN
Plant-Based Meat Alternatives
The New Generation of Hydration
oxygenmag.com

goop

"My new obsession is Ghost Flower workout clothing. The duo behind it collaborated with Eastern-medicine experts to design around the body's energy channels and acupressure points."

--Claire Olshan, founder of Fivestory and DADA, in an interview for GOOP

VOGUE

"The Best Clothes to Work Out (and Sweat) in All Summer"
June 2018

SHAPE

Featured in June 2018

oxygen

Karina Smirnoff on the cover in METAL element July/August 2018
Katie Corio in WOOD element November 2018

GHOST FLOWER

What They're Saying About Ghost Flower…

"This stuff is pure luxury. I look one size smaller and my cellulite literally disappears. The second I put a pair of the black "water" pants I was hooked. I never thought I could find something I loved more than Lulu."

Lauren Bragg, Owner Wellness Vixen

"I'm a dancer with a few very stubborn, old injuries. The Ghost Flower practice has given me more relief and healing than any other one thing has."

Anna Schnaitter – Broadway Dancer

"There is very little that western medicine can do to treat my Raynaud's syndrome. Yet, as we were pressing those 3 points, I could feel the blood flow into my fingers. It was amazing".

Laurie Wainwright – Math Teacher





"It is rare to find a pair of leggings as high quality, comfortable and (very) flattering as Ghost Flower's. I feel sleek, supported and free to move in every direction."

Luca Cupery- Manager, Yoga Soup

"Luscious fabric and insightful creations… simply some of the most comfortable workout garments I've ever worn. To me this company represents integrity, intelligence and grace.

Amy Havens - Pilates Studio Owner and Pilates Anytime

GHOST FLOWER


Roll


Vibrate


Press


Stretch

More than Great Activewear,
Ghost Flower is a Movement towards
Self Care and a Community of Learning

History, Results, and Go Forward Strategy



GHOST FLOWER

GHOST FLOWER

History

Company Founded in Summer of 2016 with First Collection Launched in Early Spring 2018

Mar. 2018

Launch Ghost Flower
- 153 SKUs representing all 5 Chinese Elements "The Classic Collection"

May 2018

Second Collection Designs Complete and Materials Ordered

Aug. 2018

Hit Reset Button
- Reduced expenses from $150k/month down to $20k

Dec. 2018

Hired New Digital Marketing Firm to launch in January.

July 2019

Ghost Flower on Suzanne Somers show
- $11k in one hour

Nov. 2019

Seed investment of $203k enabled completion of Second Collection

May 2020

Completed first strategic co-brand with Suzanne Somers

May 2020

2020 Online sales increased by 190%;
Total revenue through May 30th, 2020 YOY increased by 425%



Results to Date

Results: March, 2018 – May, 2020

- Established Brand:
  - Name, Logo, Website, Photo and Video Assets, Educational Materials
  - 2 Large Collections (256 SKUs)
- 1,547 total orders
- 1,200+ online customers
- Over 7,600 Instagram followers
- $271,738 Total Sales
  - $203,500 Online sales
  - $68,238 net offline shows, wholesale agreements (Carbon 38, CorePower Yoga, Batch SF, Batch NYC, Suzanne Somers)

GHOST FLOWER

New Designer: Violet Somers, Enhancing our Millennial Offering




VIO
LET
SOM
ERS




VIOLET
SOMERS
YOUNG DESIGNER OF THE YEAR
London 2017 | FDC Fashion Awards
#BLOODBATH @violetsomers



2020 Go Forward Strategy

- Raise capital:
  - Significantly increase digital marketing spend to broaden reach and meet revenue goals
  - Refresh Onesies; Fund 2020 Fall/Winter collection renewal
- Broaden Offerings:
  - Negotiate retail agreements with complementary products to augment online sales.
  - Restructure website for cross sales and improved learning.
  - Expand social media presence and organic sales by curating influencers in both yoga and health and wellness.
  - Retool ambassador program to further build community.

GHOST FLOWER

Ghost Flower, Inc.

Structure, Financial History & Plans forward

Management & Funding History

- Company was founded in the summer of 2016 and was setup as a C-Corp with the idea of raising venture capital after product launch.
- Debt, provided by Founders in the form of convertibles and promissory notes, was used as the financing vehicles for working capital including inventory build.
- In Aug/Sept of 2018, Founders terminated most consultants and staff to reset and start-over. Founders continued to fund, but at much lower levels until fall of 2019.
- Total Funding through 2018:
  - ✓ $2,147,005 Convertible Notes
  - ✓ $249,000 Promissory Notes
  - ✓ Personal Abandoned Notes 2018: $2,077,005 Notes left: $319,000
  - ✓ New promissory Notes 2019 $109,000
- Series Seed Raise closing in Nov 2019 for $200,000 with $37,500 by founders and the remaining from outside investors. Post money value $750.000. Founders converted remaining debt, all their remaining common shares, for preferred seed round shares in the company. The original co-founders, Bob & Susie Peebler, after the abandoned debt and debt swap for equity ended with 48.3% of the company. The other co-founders and key consultants own 31% of the company, so 79.3% of the company is closely held.

Summary of Ownership

Post Nov. 2019 Series Seed Round

New Investors Preferred Shares Purchase: $153,500
Co Founders Preferred shares Purchase: $50,000

Preferred Shares
27.14%

Founders Bob & Susie Peebler converted remaining promissory and convertible notes for 43.42% (post transaction) of the company

Preferred Shares
43.42%

GHOST FLOWER

Common Shares
29.44%

Sweat Equity Common Shares:

Co-Founder Kaita Mrazek:	11.92%
Co-Founder Bonnie Crotzer	11.92%
Chief Scientist Dr. Daniel Keown:	3.67%
Consultant Pati Clark:	1.83%
Old Common (100:1 reverse)	1.83%

GHOST FLOWER TEAM



CEO
SUSIE PEEBLER
Co-Founder
Susie's combination of a science background in Geophysics, the love of high-quality fashion, and a passion for health, wellness, and yoga, was the catalyst for the vision.



EXECUTIVE CHAIRMAN
BOB PEEBLER
Co-Founder
An Electrical Engineer, past CEO of two publicly traded companies on NYSE and NASDAQ, and a long entrepreneurial background, make Bob a perfect partner with Susie to launch the company.



VP EDUCATION, INSTAGRAM CONTENT
BONNIE CROTZER
Co-Founder
Ballet, Yoga, Elite Trainer
Role: Co-creator of Ghost Flower Practice; Provides content for social media; Business Development Manager for New York City Area.



ADVISOR
KAITA MRAZEK
Co-Founder
Pilates, Yoga, Ballet, Author
Role: Co-creator of Ghost Flower Practice Teaches 5 Element classes in Santa Barbara.



CHIEF SCIENTIST
DR. DANIEL KEOWN
MD, CH,B Lic. Ac., Author
Role: Understands how Chinese Medicine relates to Western Medicine; ensures that all products and materials are scientifically accurate.



CHIEF DESIGNER
Violet Somers
Winner: Young Designer of the Year
Role: Current designer of our Spring/Summer designs. Stylist to the Stars (e.g. Karlie Kloss)



PATTERN & FIT SPECIALIST
Ulises Mancia
Carbon38
Role: Master problem solver and pattern maker; created all of Ghost Flower's pattern blocks



PRODUCTION MANAGER
Tali Rehcnitz
Role: Manage clothing, trim, and packaging manufacturers.



SOCIAL MEDIA CONTENT
Savannah Miller
Marketing 360



MARKETING EXECUTIVE
Danielle Pierre
Marketing 360

Ghost Flower Revenue and EBITDA Plan

These forward-looking statements represent our current judgment on what the future holds, they are subject to risks and uncertainties that could cause actual results to differ materially.


Net Revenues
$6,000,000
$5,000,000
$4,000,000
$3,000,000
$2,000,000
$1,000,000
$-
2020
2021
2022
2023
2024


EBITDA
$1,000,000
$800,000
$600,000
$400,000
$200,000
$-
$(200,000)
2020
2021
2022
2023
2024
EBITDA

Future Plans


GHOST FLOWER
CHANNEL YOUR ENERGY

These forward-looking statements represent our current judgment on what the future holds, they are subject to risks and uncertainties that could cause actual results to differ materially.

New Designs based on activities: Fun, feminine

- Sport specific outfits: Running, cycling, tennis, golf, etc.
- Travel outfit
- Joggers, athleisure wear

Educational Outreach

- IGTV
- Videos for sale
- Retreats
- Certifications

Ghost Flower Retail

- Pop-ups (potentially mobile pop-up
- Ghost Flower Wellness Center & SPA (includes retail space)